101 Munson Street, Greenfield, MA 01301 | 866.270.7788 | Virtus.com

October 25, 2024

Ms. Deborah O’Neal

Mr. David Manion

Ms. Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Virtus Stone Harbor Emerging Markets Income Fund (the “Registrant”)
Investment Company Act File No. 811-22473
Registration Statement Filing on Form N-2

Dear Mses. O’Neal, DiAngelo Fettig and Mr. Manion:

This letter responds to comments provided by telephone on October 15, 2024 and October 23, 2024, regarding the pre-effective amendment to the registration statement on Form N-2 (the “Registration Statement”) relating to the registration of additional shares of the Registrant, as filed with the Securities and Exchange Commission on October 11, 2024. The Staff’s comments, as we understand them, and the Registrant’s responses are below.

Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

1.	Staff Comment: Please incorporate by reference or present the Registrant’s financial highlights for the last ten fiscal years.

Response: The requested changes have been made.

2.	Staff Comment: Please include the consent of the Registrant’s independent registered public accountant for the additionally incorporated financial highlights.

Response: The consent has been included.

3.	Staff Comment: Please request revisions to the auditor’s consent to correct the filing type and Securities Act file number.

Response: The requested revisions have been communicated to the auditor.

4.	Staff Comment: Please incorporate by reference the Registrant’s semi-annual report for the six-month period ending May 31, 2024.

Response: The requested changes have been made.

Please call me at (860) 503-1116 should you have additional comments or questions.

Respectfully,

/s/ Kathryn Santoro

Kathryn Santoro

Vice President, Secretary and Chief Legal Officer